FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No.
333-184193

Release

Frankfurt am Main	18 May 2014

Deutsche Bank raises capital and reaffirms Strategy 2015+

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announced a capital increase with proceeds expected to be approximately EUR 8 billion. The capital increase will include an ex-rights issue of EUR 1.75 billion which has already been placed with an anchor investor and a fully underwritten rights issue. The rights issue is expected to raise EUR 6.3 billon of new equity.

Additionally, Deutsche Bank today reaffirmed its commitment to Strategy 2015+ and is providing updated financial aspirations and further details of an accelerated growth strategy.

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers of Deutsche Bank, said: “Today, we are launching a package of measures designed to reinforce Deutsche Bank’s aspiration to be the leading client-centric global universal bank. We are decisively strengthening our capital, further improving our competitiveness, and investing in targeted growth initiatives across our core businesses.”

They continued: “We remain committed to Strategy 2015+ and our results to date reinforce that commitment. The package of measures we are announcing today represents a decisive response to both the challenges and the opportunities in a changing macro-economic, competitive and regulatory environment.”

They concluded: “These measures enable Deutsche Bank to position itself for long-term, sustainable success in a time of historic change in the global banking industry.”

Strengthening capital

The capital measures will increase the Common Equity Tier 1 (CET1) ratio by approximately 230 basis points from 9.5% at the end of the first quarter 2014 to 11.8% on a pro forma CRD4 fully-loaded basis. This increase follows significant strengthening of this ratio, which stood below 6% in mid 2012, under Strategy 2015+. These measures will substantially increase the Bank’s capital ratio, provide a buffer for future regulatory requirements, and support targeted business growth.

Issued by the press department of Deutsche Bank AG	Internet: db.com
Taunusanlage 12, 60325 Frankfurt am Main	https://www.db.com/media
Phone +49(0) 69 910 43800, Fax +49 (0) 69 910 33422	E- mail: db.presse@db.com

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Deutsche Bank placed approximately 60 million shares at a price of EUR 29.20 per share with Paramount Holdings Services Ltd., an investment vehicle owned and controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jabor Al-Thani of Qatar, who intends to remain an anchor investor in Deutsche Bank.

Additionally, through the rights issue, Deutsche Bank expects to issue up to 300 million new shares. The rights offering will be led by Deutsche Bank as global coordinator and bookrunner. A syndicate of banks have agreed to a firm underwriting of the new shares.

Subject to the approval by the BaFin, a securities prospectus is expected to be published on 5 June 2014. The subscription period is expected to run through 24 June 2014.

Strategy 2015+ updated targets

The Bank reaffirmed its commitment to implementing Strategy 2015+, which has so far generated more than 350 basis points of CET1 capital ratio increase on a pro forma CRD4 fully-loaded basis, some EUR 360 billion of CRD4 exposure reductions, and EUR 2.3 billion of cumulative cost savings from the Bank’s Operational Excellence Programme (OpEx) in less than two years.

The package of measures announced today reinforces Strategy 2015+ by enabling Deutsche Bank to address challenging operating conditions. These include tighter regulatory requirements, the increased cost of compliance and litigation, and headwinds in the macro-economic environment. These measures also enable the Bank to invest in growth opportunities in its core businesses arising from improved dynamics in the competitive environment.

As a result, the Bank is updating its targets as follows:

•	Accelerated delivery of target CET1 ratio, to exceed 10% on a pro forma CRD4 fully loaded basis

•	Introduction of a leverage ratio target of approximately 3.5% by end of 2015 on a pro forma CDR4 fully-loaded basis

•	Reaffirmation of the cumulative OpEx savings target of EUR 4.5 billion by end of 2015

•	Updated Group post-tax return on equity (RoE) targets:

•	approximately 12% in 2015 adjusted for significant non-operating items

•	approximately 12% in 2016 on a reported basis

•	Updated Cost Income Ratio targets:

•	approximately 65% in 2015 adjusted for significant non-operating items

•	approximately 65% in 2016 on a reported basis

•	Deutsche Bank aspires to return surplus capital to shareholders – including in the form of competitive dividend payout ratios – in the long-term

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Core business targets for 2015 have been updated as follows:

•	Corporate Banking & Securities (CB&S): adjusted post-tax RoE of 13%-15%

•	Private & Business Clients (PBC): reported income before income taxes (IBIT) of EUR 2.5-3.0 billion

•	Global Transaction Banking (GTB): reported IBIT of EUR 1.6-1.8 billion

•	Deutsche Asset & Wealth Management (DeAWM): reported IBIT of approximately EUR 1.7 billion, unchanged from the previous target

Accelerated Investments

The Bank initiated an accelerated growth program in four key areas:

1.	Accelerating a focused growth strategy in the US market through the hiring of senior professionals ;

2.	Investing approximately EUR 200 million over the next three years to accelerate digital capabilities in PBC in Germany and Europe;

3.	Hiring up to 100 advisory and coverage professionals to support multinational corporate clients; and

4.	Increasing relationship managers in key wealth management markets by 15% over the next three years.

For further information, please contact:

Deutsche Bank AG
Press & Media Relations	Investor Relations

Dr. Ronald Weichert	+49 69 910 35395 (Frankfurt)
Phone: +49 69 910-38664	+1 212 250 1540 (New York)
E-Mail: ronald.weichert@db.com	db.ir@db.com

Christian Streckert
Phone: +49 69 910-38079
E-Mail: christian.streckert@db.com

An analyst call will take place on Monday, 19 May 2014 at 8.00 a.m. (CET). This conference call will be transmitted via internet: https://www.db.com/ir/en/content/capital_increase_2014.htm

Further information can be found under the following link:

https://www.db.com/ir/en/content/capital_increase_2014.htm

Important notice

Forward-looking statements contain risks

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this release that states our intentions, beliefs, expectations or

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predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission (SEC). Such factors are described in our SEC Form 20-F of March 20, 2014 on pages 11 through 29 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This release also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, refer to the 1Q2014 Interim Report, which is available at www.deutsche-bank.com/ir.

For readers in the European Economic Area

This release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of Deutsche Bank AG. This document does not constitute a prospectus within the meaning of the EC Directive 2003/71/EC of the European Parliament and Council dated 4 November 2003, as amended (the “Prospectus Directive”). The public offer in Germany and the United Kingdom will be made solely by means of, and on the basis of, a securities prospectus which is to be published following its approval by the German Federal Financial Supervisory Authority (BaFin). Any investment decision regarding any subscription rights or shares should only be made on the basis of the prospectus which will be published after its approval and will be available for download on the internet site of Deutsche Bank AG (www.db.com). Copies of the prospectus will also be readily available upon request and free of charge at Deutsche Bank AG, Große Gallusstraße 10-14 60311 Frankfurt am Main, Germany.

In any Member State of the European Economic Area that has implemented the Prospectus Directive (other than Germany or the United Kingdom) this communication is only addressed to, and directed at, qualified investors in that Member State within the meaning of the Prospectus Directive.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies falling within Article 49(2)(a) to (d) of the Order, or (iv) other persons to whom it may lawfully be communicated, (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the US

Deutsche Bank has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus Deutsche Bank expects to file with the SEC and other documents Deutsche Bank has filed and will file with the SEC for more complete information about Deutsche Bank and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by calling Deutsche Bank at +49 69 910-35395.

NOT FOR PUBLICATION IN CANADA, AUSTRALIA AND JAPAN

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